SCHEDULE 13D

                               (RULE 13D-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 15)*

                         ARV ASSISTED LIVING, INC.
 -------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00204C107
 -------------------------------------------------------------------------
                               (CUSIP Number)

    Marjorie L. Reifenberg, Esq.               Lee S. Parks, Esq.
           Lazard Freres                     Fried, Frank, Harris,
    Real Estate Investors L.L.C.               Shriver & Jacobson
        30 Rockefeller Plaza                   One New York Plaza
      New York, New York 10020              New York, New York 10004
           (212) 632-6000                        (212) 859-8000
 -------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communication)

                             September 23, 2002
 -------------------------------------------------------------------------
          (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                              SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 2 OF 14 PAGES

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Prometheus Assisted Living LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,595,069 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14. TYPE OF REPORTING PERSON

                              SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 3 OF 14 PAGES

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LF Strategic Realty Investors II L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        00, BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14. TYPE OF REPORTING PERSON

    PN

                              SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 4 OF 14 PAGES

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Alternative Partnership L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        00, BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,595,069 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14. TYPE OF REPORTING PERSON

    PN

                              SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 5 OF 14 PAGES

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II - CADIM Alternative Partnership L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        00, BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,595,069 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14. TYPE OF REPORTING PERSON

    PN

                              SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 6 OF 14 PAGES

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres Real Estate Investors L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        00, BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14. TYPE OF REPORTING PERSON

                              SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 7 OF 14 PAGES

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres & Co. LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        00, BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14. TYPE OF REPORTING PERSON

                                SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 8 OF 14 PAGES

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Assisted Living LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       750,000 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    750,000 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    750,000 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.1%

14. TYPE OF REPORTING PERSON

          This Amendment No. 15 to Schedule 13D (this "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM, LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the
Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

ITEM 4.        PURPOSE OF TRANSACTION.

          Item 4 is amended and, to the extent inconsistent with the following, restated as follows:

          On September 23, 2002, in a letter delivered at a meeting of the Board of Directors of the Company, Prometheus announced it had decided to propose to acquire for cash all of the outstanding shares of the Company not owned by Prometheus or its affiliates. Prometheus stated that the price was expected to be in the range of $3.25 to 3.60 per share, subject to completion of confirmatory due diligence and negotiation of the terms of a mutually acceptable merger agreement. Prometheus also indicated that it is not interested in selling its shares in the Company. Prometheus has requested that the Company form a special committee of independent directors to evaluate the proposed transaction. Prometheus also indicated that it desires to complete the transaction as soon as practicable and has commitments for sufficient cash to complete the transaction. Those commitments are subject to certain conditions. There can be no assurance that any transaction between Prometheus and the Company will be consummated or, if a transaction between Prometheus and the Company is consummated, the final price, terms, structure or timing of a transaction. A copy of the letter is attached as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended to add the following:

Exhibit 1 Letter dated September 23, 2002 from Prometheus Assisted Living LLC to the Board of Directors of ARV Assisted Living, Inc.

                                 SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 23, 2002


                           PROMETHEUS ASSISTED LIVING LLC

                              By: LF Strategic Realty Investors II L.P.,
                                  its managing member

                                  By: Lazard Freres Real Estate
                                      Investors L.L.C. its general partner

                                      By: /S/ JOHN A. MOORE
                                          ---------------------------------
                                          Name:   John A. Moore
                                          Title:  Managing Principal
                                                  and Chief Financial Officer


                           LF STRATEGIC REALTY INVESTORS II L.P.

                              By: Lazard Freres Real Estate Investors L.L.C.,
                                  its general partner

                                  By: /S/ JOHN A. MOORE
                                      -------------------------------------
                                      Name:   John A. Moore
                                      Title:  Managing Principal and
                                              Chief Financial Officer


                           LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                              By: Lazard Freres Real Estate Investors L.L.C.,
                                  its general partner

                                  By: /S/ JOHN A. MOORE
                                      -------------------------------------
                                      Name:   John A. Moore
                                      Title:  Managing Principal and
                                              Chief Financial Officer


                           LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                              By: Lazard Freres Real Estate Investors L.L.C.,
                                  its general partner

                                  By: /S/ JOHN A. MOORE
                                      -------------------------------------
                                      Name:   John A. Moore
                                      Title:  Managing Principal and
                                              Chief Financial Officer


                           LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                  By: /S/ JOHN A. MOORE
                                      -------------------------------------
                                      Name:   John A. Moore
                                      Title:  Managing Principal and
                                              Chief Financial Officer



                           LAZARD FRERES & CO. LLC

                                  By: /S/ SCOTT D. HOFFMAN
                                      ------------------------------------
                                      Name:   Scott D. Hoffman
                                      Title:  Managing Director


                           LFSRI II ASSISTED LIVING LLC

                              By: LF Strategic Realty Investors II L.P.,
                                  its managing member

                                  By: Lazard Freres
                                      Real Estate Investors L.L.C.
                                      its general partner

                                      By: /S/ JOHN A. MOORE
                                          --------------------------------
                                          Name:  John A. Moore
                                          Title: Managing Principal and
                                                 Chief Financial Officer